Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-282976

May 16, 2025

PROSPECTUS SUPPLEMENT NO. 3

ACUREN CORPORATION

Up to 5,691,219 Shares of Common Stock

This prospectus supplement amends the prospectus dated April 4, 2025, as supplemented on April 15, 2025 and April 24, 2025 (as supplemented to date, the “Prospectus”) of Acuren Corporation, a Delaware corporation (the “Company”), that relates to up to (i) 1,000,000 shares of our common stock issuable upon conversion of our outstanding Series A Preferred Stock, which are convertible into common stock on a one-for-one basis, (ii) 4,566,219 shares of our common stock issuable upon exercise of our outstanding warrants, with each warrant exercisable for one-fourth of a share of common stock at an exercise price of $11.50 per whole share of common stock until July 30, 2027, and (iii) 125,000 shares of our common stock issuable upon exercise of our outstanding options at an exercise price of $11.50 until July 31, 2029, as more fully described in the Prospectus.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the following information: (i) the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025, (ii) the information contained in Item 3.01 of the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2025, and (iii) the information contained in Item 1.01 of the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2025, each as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Shares of common stock of the Company trade on the NYSE American under the symbol “TIC”. The Company’s warrants trade on the OTCQB Market under the symbol “TICAW”. On May 15, 2025, the closing price of the shares of common stock was $10.18. The shares of common stock have been approved for trading on the New York Stock Exchange commencing on May 19, 2025.

Investing in the Company’s common stock involves risks. See “Risk Factors” beginning on page 6 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is May 16, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission file number 001-42524

Acuren Corporation

(Exact name of registrant as specified in its charter)

Delaware	66-1076867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14434 Medical Complex Drive, Suite 100 Tomball, Texas	77377
(Address of principal executive offices)	(Zip Code)

(800) 218-7450

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	TIC	NYSE American

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The number of shares of the Registrant’s Common Stock outstanding as of May 9, 2025 was 121,476,215.

Table of Contents

		Page
Part I - Financial Information
Item 1.	Financial Statements	1
	Condensed Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024	1
	Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	2
	Condensed Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	3
	Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor)	4
	Notes to the Condensed Consolidated Financial Statements	5
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	17
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	24
Item 4.	Controls and Procedures	24

Part II - Other Information
Item 1.	Legal Proceedings	26
Item 1A.	Risk Factors	26
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	26
Item 3.	Defaults Upon Senior Securities	26
Item 4.	Mine Safety Disclosures	26
Item 5.	Other Information	26
Item 6.	Exhibits	26
Signatures		27

i

Part I - Financial Information

Item 1. Financial Statements

Acuren Corporation

Condensed Consolidated Balance Sheets

(amounts in thousands, except par and share data)

(Unaudited)

	Successor
	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$155,739	$139,134
Accounts receivable, net	206,652	236,520
Prepaid expenses and other current assets	14,276	18,582
Total current assets	376,667	394,236
Property, plant and equipment, net	183,473	189,233
Operating lease right-of-use assets, net	30,515	30,001
Goodwill	848,977	845,939
Intangible assets, net	733,057	740,657
Deferred income tax asset	765	765
Other assets	6,826	6,908
Total assets	$2,180,280	$2,207,739
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$20,786	$13,877
Accrued expenses and other current liabilities	61,804	67,676
Current portion of debt	7,731	7,750
Current portion of lease obligations	17,607	17,028
Total current liabilities	107,928	106,331
Debt, net of current portion	744,706	747,048
Non-current lease obligations	39,541	40,753
Deferred income tax liabilities	146,431	150,672
Other liabilities	12,627	11,763
Total liabilities	1,051,233	1,056,567
Commitments and contingencies (Note 14)
Stockholders’ Equity
Series A Preferred Stock, $0.0001 par value, 1,000,000 shares issued and outstanding	—	—
Common Stock, $0.0001 par value, 121,476,215 shares issued and outstanding at March 31, 2025 and December 31, 2024	12	12
Additional paid-in capital	1,294,745	1,293,638
Accumulated deficit	(132,782)	(106,989)
Accumulated other comprehensive loss	(32,928)	(35,489)
Total stockholders’ equity	1,129,047	1,151,172
Total liabilities and stockholders’ equity	$2,180,280	$2,207,739

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Service revenue	$234,215	$223,062
Cost of revenue	190,546	167,214
Gross profit	43,669	55,848
Selling, general and administrative expenses	52,458	41,854
Transaction costs	651	—
Income (loss) from operations	(9,440)	13,994
Interest expense, net	16,007	15,982
Other income, net	(1,119)	(7)
Loss before provision for income taxes	(24,328)	(1,981)
Provision (benefit) for income taxes	1,465	(710)
Net loss	(25,793)	(1,271)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,561	(9,578)
Total other comprehensive income (loss)	2,561	(9,578)
Total comprehensive loss	$(23,232)	$(10,849)

Net loss per share:
Basic loss per Common Stock and Series A Preferred Stock	$(0.21)	—
Diluted loss per Common Stock and Series A Preferred Stock	$(0.21)	—
Basic loss per common share	—	$(0.25)
Diluted loss per common share	—	$(0.25)

Weighted average shares outstanding:
Common Stock outstanding, basic	121,476,215	5,024,802
Common Stock outstanding, diluted	122,476,215	5,024,802
Series A Preferred Stock outstanding, basic and diluted	1,000,000	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation

Condensed Consolidated Statements of Stockholders’ Equity

(amounts in thousands, except share data)

(Unaudited)

	Successor
	Common Stock		Series A Preferred Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
Balances at December 31, 2024	121,476,215	$12	1,000,000	$—	$1,293,638	$(106,989)	$(35,489)	$1,151,172
Net loss	—	—	—	—		(25,793)	—	(25,793)
Share-based compensation expense	—	—	—	—	1,107	—	—	1,107
Other comprehensive income	—	—	—	—		—	2,561	2,561
Balances at March 31, 2025	121,476,215	$12	1,000,000	$—	$1,294,745	$(132,782)	$(32,928)	$1,129,047

	Predecessor
	Common Shares		Treasury	Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Stock	Capital	Earnings	Loss	Total
Balances at December 31, 2023	5,024,802	$50	$(1,029)	$366,327	$17,447	$(796)	$381,999
Net loss	—	—	—	—	(1,271)	—	(1,271)
Share-based compensation expense	—	—	—	897	—	—	897
Other comprehensive loss	—	—	—	—	—	(9,578)	(9,578)
Balances at March 31, 2024	5,024,802	$50	$(1,029)	$367,224	$16,176	$(10,374)	$372,047

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation

Condensed Consolidated Statements of Cash Flows

(amounts in thousands)

(Unaudited)

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Cash flows from operating activities:
Net loss	$(25,793)	$(1,271)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision (benefit) for credit losses	(687)	(265)
Depreciation and amortization	28,599	19,093
Noncash lease expense	2,491	2,418
Share-based compensation expense	1,107	897
Amortization of deferred financing costs	828	1,022

Fair value adjustments on interest rate derivatives	—	2,089
Deferred income taxes	(4,320)	2,251
Other	(212)	(150)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	31,859	5,327
Prepaid expenses and other current assets	4,306	2,031
Accounts payable	3,433	(10,029)
Accrued expenses and other current liabilities	(5,921)	3,525
Operating lease obligations	(2,352)	(2,468)
Other assets and liabilities	(546)	(3,548)
Net cash provided by operating activities	32,792	20,922

Cash flows from investing activities:
Purchases of property, plant and equipment	(4,476)	(5,544)
Proceeds from sale of property, plant and equipment	293	277
Acquisition of businesses, net of cash acquired	(8,030)	(29,094)
Net cash used in investing activities	(12,213)	(34,361)

Cash flows from financing activities:
Borrowings under long-term debt	—	20,000
Repayments of long-term debt	(1,932)	—
Payments of debt issuance costs	(1,165)	(1,820)
Principal payments on finance lease obligations	(2,508)	(2,479)

Net cash provided by (used in) financing activities	(5,605)	15,701

Net effect of exchange rate fluctuations on cash and cash equivalents	1,631	549
Net change in cash and cash equivalents	16,605	2,811

Cash and cash equivalents
Beginning of period	139,134	87,061
End of period	$155,739	$89,872

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Acuren Corporation

Notes to Condensed Consolidated Financial Statements (Unaudited)

(table amounts in thousands, except share and per share data)

Note 1. Description of Business and Basis of Presentation

Description of Business

Acuren Corporation (hereinafter referred to as “we,” “our,” “us,” “Acuren,” or “Company”, is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers.

Until its acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024 (the “Acuren Acquisition”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), the Company had neither engaged in any operations nor generated any revenues. On July 30, 2024 (the “Closing Date”), the Company completed the Acuren Acquisition and changed its name from Admiral Acquisition Limited. See “Note 2. Business Combinations” for further discussion.

Basis of Presentation

These interim unaudited condensed consolidated financial statements (the “Interim Statements”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and do not include all of the information and footnotes required by U.S. GAAP for complete financial statements as certain information has been condensed or omitted. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition. In the opinion of management, these Interim Statements include all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These Interim Statements should be read in conjunction with the audited consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024, as filed with the SEC (“2024 Annual Report”).

Acuren is considered the acquirer of ASP Acuren for accounting purposes and ASP Acuren is the accounting Predecessor. As a result, the Company’s financial statement presentation for the ASP Acuren financial information as of and for the periods presented prior to the Closing Date are labeled “Predecessor”. The Company’s financial statements, including ASP Acuren from the Closing Date are labeled “Successor”. The merger was accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See “Note 2. Business Combinations” for more information on the fair values of assets and liabilities recorded in connection with the Acuren Acquisition.

As a result of the application of the acquisition method of accounting as of the Closing Date, the accompanying unaudited condensed consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the impacts of the Acuren Acquisition, including that the remeasurement of acquired assets and assumed liabilities are fair value in the Successor consolidated financial statements.

The historical financial information of the Company which was, prior to the Acuren Acquisition, an acquisition vehicle, has not been presented in these financial statements as the historical amounts have not been considered meaningful. As an acquisition vehicle, the Company retained and invested the proceeds from its initial public offering (the “IPO”) and the funds were used to pay a portion of the cash consideration for the Acuren Acquisition.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in “Note 2. Summary of Significant Accounting Policies” in our 2024 Annual Report and are supplemented by the notes included in this Quarterly Report on Form 10-Q (the “Quarterly Report”).

Recent Accounting Pronouncements Not Yet Adopted

The Company has not adopted any additional accounting pronouncements since the audited consolidated financial statements for the year ended December 31, 2024. See the 2024 Annual Report for information pertaining to the effects of recently adopted and other recent accounting pronouncements.

Note 2. Business Combinations

2025 Acquisition (Successor)

The Company had one immaterial acquisition during the three months ended March 31, 2025.

2024 Acquisitions

Successor Period

On July 30, 2024, the Company completed the Acuren Acquisition and obtained control of ASP Acuren and, the Company concurrently changed its name to Acuren Corporation. The aggregate purchase price consideration transferred to the shareholders of ASP Acuren (the “Sellers”) totaled $1.88 billion, which included: i) a cash payment made at the Closing Date of $1.87 billion, of which $5.2 million was subsequently returned to the Buyers related to a net working capital adjustment and settlement between the Company and Sellers and recognized as a measurement period adjustment and ii) 0.4 million Acuren British Virgin Islands (“Acuren BVI”) Ordinary Shares of the Company with an estimated fair value of $4.0 million.

The Acuren Acquisition was accounted for under the acquisition method of accounting. The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of deferred income tax assets acquired and liabilities assumed, contract assets and liabilities, certain lease related assets and liabilities, and indemnification assets. The Company expects to finalize the valuation and complete the purchase price allocations (principally in respect of deferred tax aspects) no later than one year from the Closing Date.

The following table summarizes the fair value consideration transferred and the estimated fair values of the assets acquired and liabilities assumed at the Closing Date:

Cash consideration	$1,871,642
Equity consideration	4,000
Total estimated consideration	$1,875,642
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	49,456
Accounts receivables, net	270,849
Prepaid and other current assets	9,302
Property, plant and equipment	199,760
Lease assets	27,530
Intangible assets	775,000
Other assets	13,674
Deferred tax assets	813
Accounts payable	(17,035)
Accrued expenses and other current liabilities	(76,446)
Deferred tax liabilities	(167,944)
Lease obligations	(54,900)
Other liabilities	(20,016)
Total identifiable net assets acquired	1,010,043
Goodwill	$865,599

Pursuant to the terms of the Merger Agreement, approximately $29.0 million of cash consideration was placed into escrow. The escrow accounts were established for purposes of satisfying any post-closing purchase price adjustments and related expenses as outlined under the Merger Agreement. The cash in the escrow account was distributed during the first quarter of 2025 when the Final Closing Statement (as defined in the Merger Agreement) was determined and settled between the Company and Sellers. Pursuant to the Final Closing Statement, $5.2 million was returned to the Buyers related to a net working capital settlement with the balance of the escrow account totaling $23.8 million being released to the Sellers.

Predecessor Period

In January 2024, the Company acquired a company for total consideration of $29.3 million in cash. The Company recorded $13.5 million of goodwill related to the acquisition.

The amount of revenue and operating loss from the January 2024 acquisition included in the Company’s unaudited condensed consolidated statement of operations and comprehensive income (loss) for the three month period ended March 31, 2024 was $1.5 million and $0.2 million, respectively.

Note 3. Stockholders’ Equity

Successor Period

On December 16, 2024, the Company changed its jurisdiction of incorporation from the British Virgin Islands (“BVI”) to the State of Delaware (the “Domestication”). The business, assets and liabilities of the Company and its subsidiaries were the same immediately after the Domestication as they were immediately prior to the Domestication. As a result of the Domestication, the Company’s ordinary shares and Founder Preferred Shares were converted on a one-to-one basis into shares of common stock and Series A Preferred Stock, respectively, and each holder of a warrant, option or restricted stock unit of the BVI company became a holder of a warrant, option or restricted stock unit of the Delaware Company. The number of shares outstanding did not change as a result of the Domestication, and the proportional equity interest of each shareholder remained the same. Shares referred to as ordinary shares and Founder Preferred Shares prior to the Domestication are referred to as Common Stock and Series A Preferred Shares (“Preferred Shares”) throughout these unaudited condensed consolidated financial statements. The Company has authorized shares consisting of two classes: 500,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”).

As of March 31, 2025, the Company had 121,476,215 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding.

Series A Preferred Stock

In connection with the Company’s IPO on May 22, 2023, the Company issued and sold 1,000,000 Preferred Shares at $10.50 per share (all of which were converted on a one-for-one basis into Series A Preferred Stock in the Domestication). Shares of the Series A Preferred Stock are not mandatorily redeemable and do not embody an unconditional obligation to settle in a variable number of equity shares and are not unconditionally redeemable or conditionally puttable by the holder for cash. As such, shares of Series A Preferred Stock are classified as permanent equity in the accompanying condensed consolidated balance sheets.

After the Acuren Acquisition, once the Average Price (as defined in the Certificate of Incorporation) per share of the Common Stock is at least $11.50 for any ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive an annual dividend in the form of shares of Common Stock. During the three months ended March 31, 2025, the Average Price per share was at least $11.50 for ten consecutive trading days and, accordingly, going forward the Annual Dividend Amount, as defined below, will be available to the holders of the Series A Preferred Stock.

The annual dividend will be equal to 20 percent of the appreciation of the market price of the Common Stock (the “Annual Dividend Amount”). For the purposes of determining the Annual Dividend Amount, the Dividend Price is the Average Price per share of Common Stock for the last ten consecutive trading days in the relevant Dividend Period. The Annual Dividend Amount will be initially calculated at the end of 2025 based on the Dividend Price compared to the price of $10.00 per share. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount. Upon the liquidation of the Company, an Annual Dividend Amount shall be payable for the shortened Dividend Period and the holders of Series A Preferred Stock shall have the right to a pro rata share (together with holders of the Common Stock) in the distribution of the surplus assets of the Company.

In the event of a Change of Control occurring at any time after the consummation of the Acuren Acquisition, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend equal to the Change of Control Dividend Amount, payable in shares of Common Stock, which equals the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period occurring from the date of the consummation of the Change of Control to the last day of the 10th full Financial Year following the completion of the Acquisition. For the purpose of calculating the Annual Dividend Amount, the appreciated Dividend Price will be determined by multiplying the Change of Control Price by 8% per annum.

Holders of the Series A Preferred Stock will participate in any dividends on the Common Stock on an as converted basis. In addition, commencing on and after consummation of the Acuren Acquisition, where the Company pays a dividend on its Common Stock, holders of the Series A Preferred Stock will also receive an amount equal to 20 percent of the dividend which would be distributable on 121,476,215 shares of Common Stock. All such dividends on the Series A Preferred Stock will be paid at the same time as the dividends on the Common Stock.

Shares of Series A Preferred Stock will be automatically converted into shares of Common Stock on a one for one basis on December 31, 2034 (the “Conversion”). At the option of the holder, each share of Series A Preferred Stock is convertible into one share of Common Stock until the Conversion.

Each holder of Common Stock shall be entitled to one vote for each share of Common Stock. Each holder of the Series A Preferred Stock is entitled to one vote per share on all matters submitted to a vote of holders of Common Stock, voting together as a single class.

The Company followed ASC 718, Compensation — Stock Compensation to account for the issuance of the Series A Preferred Stock. See “Note 17 Share-Based Compensation” in the 2024 Annual Report for further discussion.

Warrants

In May 2023, in connection with the Company’s IPO, the Company issued 54,975,000 Warrants to the purchasers of both Common Stock and Series A Preferred Stock (including the 25,000 Warrants that were issued to the Independent Non-Founder Directors in connection with their fees). Each Warrant is exercisable until three years after the Acuren Acquisition. The Warrants are exercisable in multiples of four for one share of Common Stock at an exercise price of $11.50 per whole share of Common Stock. The Warrants are mandatorily redeemable by the Company at a price of $0.01 should the average market price per share of the Common Stock exceed $18.00 for ten consecutive trading days (subject to any prior adjustment in accordance with the terms of the Warrants). The Warrants expire worthless three years after the Acuren Acquisition, if not exercised or redeemed. Warrants issued with Common Stock were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging and ASC 480, Distinguishing Liabilities from Equity. As of March 31, 2025, the Company had 18,264,876 Warrants outstanding for approximately 4,566,219 shares of Common Stock.

Note 4. Earnings Per Share

Successor Period

The Company has determined that its Series A Preferred Stock are a class of common shares, and as such, the Company used the two-class method of computing earnings per share for Common Stock and Series A Preferred Stock according to participation rights in undistributed earnings. Under this method, when the Company is in a loss position, net loss is allocated on a pro-rata basis to the holders of Common Stock and Series A Preferred Stock.

The following table sets forth the computation of basic and diluted earnings per share of Common Stock and Series A Preferred Stock using the two-class method.

Three Months Ended March 31,
Successor 2025
Basic Shares:
Numerator:
Net loss	$(25,793)
Undistributed loss allocated to Series A Preferred Stock	211
Net loss available to holders of Common Stock	$(25,582)

Denominator:
Weighted average Common Stock outstanding – basic	121,476,215
Weighted average Series A Preferred Stock outstanding – basic	1,000,000
Basic loss per Common Stock	$(0.21)
Basic loss per Series A Preferred Stock	$(0.21)

Dilutive Shares:
Numerator:
Net loss available to holders of Common Stock	$(25,582)
Add back: loss allocated to holders of Series A Preferred Stock	(211)
Net loss available to holders of Common Stock	$(25,793)
Denominator:
Weighted average Common Stock outstanding – basic	121,476,215
Add: dilutive securities
Stock options	—
Warrants	—
Restricted Stock Units	—
Series A Preferred Stock	1,000,000
Weighted average Common Stock outstanding – diluted	122,476,215
Weighted average Series A Preferred Stock outstanding – diluted	1,000,000
Diluted loss per Common Stock	$(0.21)
Diluted loss per Series A Preferred Stock	$(0.21)

For the three months ended March 31, 2025 (Successor), the Company excluded the following potential dilutive shares from the computation of the diluted earnings per share as the impact would be anti-dilutive: 125,000 shares issuable upon exercise of stock options, 212,901 shares issuable upon exercise of Warrants, 973,092 unvested RSUs and 3,196,648 contingently issuable shares, representing the Annual Dividend Amount (see “Note 3. Stockholders’ Equity”), payable in the form of shares of Common Stock, that holders of Series A Preferred Stock would be entitled to receive assuming that the volume weighted average price of the Company’s Common Stock for the last ten trading days of the period at $11.52 per share, would be the same average price during the last ten trading days of the calendar year.

Predecessor Period

Basic and diluted earnings per share for the three months ended March 31, 2024 (Predecessor) were calculated as follows:

Three Months Ended March 31,
Predecessor 2024
Basic Shares:
Numerator:
Net loss	$(1,271)
Net loss available to Common Shares	$(1,271)

Denominator:
Weighted average Common Shares Outstanding – basic	5,024,802
Dilutive shares from stock options	—
Weighted average Common Shares outstanding – diluted	5,024,802
Basic loss per Common Share	$(0.25)
Diluted loss per Common Share	$(0.25)

For the three months ended March 31, 2024 (Predecessor), 183,319 potential dilutive shares related to stock options were excluded from the computation of diluted earnings per share because their effect would be anti-dilutive.

Additionally, the Company had outstanding stock options that were eligible to vest on achievement of certain market thresholds on a change of control. For the Predecessor three months ended March 31, 2024, the contingently issuable potential shares are excluded from the computation of basic and diluted earnings per share as the contingency was not met as of the end of the reporting period. These excluded shares are as follows:

Predecessor
Outstanding as of March 31, 2024
Tranche B Options	186,933
Tranche C Options	55,872

Note 5. Accounts Receivable

Accounts receivable is recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Accounts receivable consist of the following:

	Successor
	March 31, 2025	December 31, 2024
Accounts receivable	$177,006	$216,613
Unbilled receivable	32,470	24,171
Allowance for credit losses	(2,824)	(4,264)
Total accounts receivable, net	$206,652	$236,520

The Company records an allowance for credit losses for accounts receivables based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, and customer disputes. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss).

Note 6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

		Successor
	Useful Life (years)	March 31, 2025	December 31, 2024
Land		$5,955	$5,950
Buildings and leasehold improvements	25	19,440	19,308
Computer, software, and office equipment	3 – 5	2,973	2,917
Machinery and equipment	3 – 10	132,699	122,932
Vehicles	5	53,848	53,154
Construction in progress		4,654	6,878
Total property, plant and equipment		219,569	211,139
Accumulated depreciation		(36,096)	(21,906)
Property, plant and equipment, net		$183,473	$189,233

Total depreciation expense for property, plant and equipment was recognized as follows:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Cost of revenue	$15,362	$9,061
Selling, general and administrative expenses	235	132
Total depreciation expense	$15,597	$9,193

Note 7. Goodwill

The changes in the carrying amount of goodwill by reportable segment for the Successor period ended March 31, 2025 are as follows:

	US	Canada	Total
Balance at December 31, 2024 (Successor)	$352,288	$493,651	$845,939
Acquisitions	2,499	—	2,499
Currency adjustments	93	446	539
Balance at March 31, 2025 (Successor)	$354,880	$494,097	$848,977

Note 8. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets were as follows:

		Successor
		March 31, 2025			December 31, 2024
	Weighted Avg. Remaining Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	14.3	$664,144	$(29,412)	$634,732	$658,783	$(18,298)	$640,485
Technology	4.3	4,927	(657)	4,270	4,925	(414)	4,511
Tradenames	14.3	98,430	(4,375)	94,055	98,392	(2,731)	95,661
		$767,501	$(34,444)	$733,057	$762,100	$(21,443)	$740,657

Amortization expense recognized on intangibles for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor) was $13.0 million and $9.9 million, respectively.

Note 9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities balances consists of the following:

	Successor
	March 31, 2025	December 31, 2024
Accrued salaries, wages and related employee benefits	$31,085	$33,929
Accrued trade payables	3,583	4,143
Accrued indirect taxes	4,639	4,398
Accrued sales discounts	3,366	3,899
Accrued insurance	4,126	2,781
Income taxes payable	2,261	2,633
Other accrued expenses	12,744	15,893
Total accrued expenses and other current liabilities	$61,804	$67,676

Note 10. Fair Value Measurements

The Company performs fair value measurements by determining the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement dates for identical, unrestricted assets or liabilities.

Level 2 —	Quoted prices for markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 —	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of their short maturity. The fair values of the Company’s revolving line of credit facilities and long-term debt approximate their carrying value as they are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The fair values of the Company’s finance lease obligations approximates their carrying amounts based on anticipated interest rates which management believes would currently be available to the Company for similar issuances of debt.

The fair value of the Predecessor’s interest rate swap agreements, existing during the Predecessor three months ended March 31, 2024 and terminated during the Predecessor period ended July 29, 2024, were determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. This fair value measurement is based on inputs that are observable either directly or indirectly and thus represents a Level 2 measurement within the fair value hierarchy. Refer to “Note 12. Financial Instruments” for further details on the accounting treatment of the swap agreements.

Note 11. Debt

The Company’s debt consisted of the following:

	Successor
	March 31, 2025	December 31, 2024
2024 Term loan	$771,131	773,063
Revolving credit facility	—	—
Less: Debt issuance costs	(18,694)	(18,265)
Total debt	752,437	754,798
Less: Current portion	(7,731)	(7,750)
Debt, net of current portion	$744,706	$747,048

2024 Credit Agreement

The Company is party to a credit agreement by and among Acuren Delaware Holdco, Inc. (f/k/a AAL Delaware Holdco, Inc., a wholly-owned subsidiary, as the initial borrower, Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), as a borrower, and any other subsidiaries of the Company from time to time party thereto as borrowers, (the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and collateral agent (the “Credit Agreement”). The Credit Agreement provides for a $775.0 million seven-year senior secured term loan (the “Term Loan”) under the senior secured term loan facility (the “Term Loan Facility”) and a $75.0 million five-year senior secured revolving credit facility, of which up to $20.0 million can be used for the issuance of letters of credit (the “Revolving Credit Facility,” and together with the Term Loan Facility, represents the “Credit Facility”).

Term Loan. As of March 31, 2025 (Successor), the Company had $771.1 million of principal outstanding under the Term Loan. The interest rate applicable to the Term Loan is, at the Company’s option, either (1) a base rate plus an applicable margin equal to 1.75% or (2) a secured overnight financing rate (adjusted for statutory reserves) (“SOFR”) plus an applicable margin equal to 2.75%. Principal payments on the Term Loan commenced on December 31, 2024 and will be made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031.

Repricing of Term Loan. On January 31, 2025, the Company entered into the First Amendment to the Credit Agreement, pursuant to which, the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for SOFR. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, interest rate applicable on the Revolving Credit Facility remained the same. The Company evaluated the change of terms under ASC 470-50, “Debt - Modification and Extinguishment” and concluded the change in terms did not result in significant and consequential changes to the economic substance of the debt and thus resulted in a modification of the debt and not an extinguishment of the debt. As such, the financing costs of $1.1 million were reflected as additional debt issuance costs and are amortized to interest expense over the term of the First Amendment.

Revolving Credit Facility. The interest rate applicable to borrowings under the Revolving Credit Facility is, at the Company’s option, either a base rate plus an applicable margin equal to 2.50% or SOFR (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on the Company’s first lien net leverage ratio. As of March 31, 2025 (Successor), the Company had no amounts outstanding under its Revolving Credit Facility.

Letters of Credit and Surety Bonds.  As of March 31, 2025 (Successor), the Company had $5.8 million in stand-by letters of credit issued (as a component of the Revolving Credit Facility), but did not withdraw any amount against the letters of credit. Additionally, the Company had $2.1 million in surety bonds outstanding, which are not a component of the Revolving Credit Facility.

The Credit Facility contains certain customary negative operating covenants (certain of which are not applicable depending on net leverage ratios), customary restrictive covenants and other customary provisions relating to events of default, including non-payment of principal, interest or fees, breach of covenants, misrepresentations, insolvency proceedings, cross default to other indebtedness of the Borrowers and its subsidiaries in excess of $40.0 million or judgments from creditors of such amount, change of control, and certain events relating to Employee Retirement Income Security Act (“ERISA”) plans. Solely with respect to the Revolving Credit Facility, the Credit Facility contains a financial covenant for the First Lien Net Leverage Ratio to exceed 5.85 to 1 to be tested as of the last day of any such fiscal quarter only in the event that the total outstanding (excluding undrawn Letters of Credit) is greater than 35% of the total Revolving Credit Commitment. As of March 31, 2025 (Successor), the Company was in compliance with the covenants.

Obligations under the Credit Agreement are guaranteed on a senior secured basis, jointly and severally, by the Company and substantially all of its U.S. and Canadian subsidiaries. Amounts borrowed under the Credit Facility are secured on a first priority basis by a perfected security interest in substantially all of the present and future property (subject to certain exceptions) of the Borrower and each guarantor.

Predecessor Period

2019 Credit Agreement

On December 20, 2019 the Predecessor entered into a credit agreement (the “2019 Credit Agreement”). The 2019 Credit Agreement was collateralized by all of the Predecessor’s assets. The 2019 Credit Agreement provided for an initial term loan of $430.0 million and was amended on January 23, 2020, November 19, 2021, and August 15, 2023, providing an additional $15.0 million, $100.0 million and $170.0 million of principal under the term loan. The term loan would have matured on January 23, 2027 and provided for interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the type of term loan.

Under the 2019 Credit Agreement, the Predecessor was subject to certain financial and nonfinancial covenants which place restrictions on leverage ratios, among other things. In addition, commencing with the year ending December 31, 2020, the 2019 Credit Agreement required mandatory prepayments of the consolidated excess cash flows, as defined in the agreement, if certain cash flow targets were met.

As a result of the Acuren Acquisition, the outstanding amounts under the 2019 Credit Agreement were paid off and the remaining unamortized deferred financing costs related to the revolving line of credit were extinguished.

Note 12. Financial Instruments

The Company has occasionally used interest rate swap agreements to mitigate interest rate exposure on its variable rate debt. The Company did not designate these derivatives as hedging instruments and reported these agreements at fair value with unrealized gains and losses recorded within interest expense, net within the condensed consolidated statements of operations and comprehensive income (loss) in the reporting period in which the unrealized gains and losses occurred.

During the three months ended March 31, 2025 (Successor), the Company had no interest rate swap agreements. All historical agreements were terminated during the Predecessor period ended July 29, 2024.

During the three months ended March 31, 2024 (Predecessor), the Company had two interest rate swap agreements acting collectively as a collar with an interest rate floor of 0% and an interest rate cap of 1.92% intended to mitigate the Company’s exposure to an increase in its variable interest rate above 2.375% related to an initial notional amount of $333.8 million of its variable rate debt obligations. If the variable interest rate component exceeds the benchmark amount, the intended effect was to convert the variable interest rate of the notional debt amount to a fixed interest rate.

Additionally, on March 23, 2023, the Company had renegotiated, in advance, a new instrument commencing on February 29, 2024, acting as a collar of a notional amount of $400.0 million, with an interest rate floor of 2.2% and an interest rate cap of 5.0% intended to further mitigate the Company’s exposure to increases in its variable interest rates on its term loans. During the third quarter of the year ended December 31, 2024, interest rate instruments were terminated.

During the three months ended March 31, 2024, the change in the fair value of outstanding interest rate swap agreements resulted in net unrealized losses of $1.5 million and realized losses of $3.1 million, which were both included within interest expense, net.

Note 13. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and hear respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

We recorded an income tax provision of $1.5 million and an income tax benefit of $0.7 million for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor), respectively. The effective tax rate, inclusive of discrete items, was (6.0)% and 35.8% for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor), respectively. The change in effective tax rate for the three months ended March 31, 2025 (Successor) is primarily driven by the valuation allowance discussed below. The change in effective tax rate for the three months ended March 31, 2024 (Predecessor) is primarily driven by Canadian federal and provincial tax rates as well as non-deductible meals and entertainment.

The Company evaluated and considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for its deferred tax assets was needed. The deferred tax assets are composed primarily of net operating loss carryforwards and 163(j) interest limitation carryforwards. The Company primarily relies on reversing tax liabilities to support the realization of its deferred tax assets. Based on available evidence and limitations on interest deductions under the tax law, the Company recorded a valuation allowance of $10.5 million as of March 31, 2025 primarily against the interest expense carryforward. The Company will continue to assess the evidence and the realizability of the deferred tax assets at each reporting date. Should evidence regarding the realizability of the Company’s deferred tax assets change at a future point in time, the Company will adjust the valuation allowance as required.

Note 14. Commitments and Contingencies

Legal Proceedings

The Company is involved in matters that involve various claims which have arisen in the normal course of business. The Company does not believe any liabilities that may arise as a result of such claims will have a material adverse effect, individually or in the aggregate, on its business, results of operations, cash flows, or financial condition.

Note 15. Segment Reporting

The following tables set forth certain financial information for each of the Company’s reportable segments for the periods indicated:

	Three Months Ended March 31,
	Successor 2025
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$147,690	$86,972	$(447)	$234,215
Cost of revenue	119,596	71,397	(447)	190,546
Gross profit	$28,094	$15,575	$—	$43,669
Depreciation and amortization	$17,877	$10,722	$—	$28,599
Total assets	$1,157,139	$1,023,141	$—	$2,180,280
Long-lived assets (1)	$114,711	$68,762	$—	$183,473

	Three Months Ended March 31,
	Predecessor 2024
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$143,304	$80,155	$(397)	$223,062
Cost of revenue	106,308	61,303	(397)	167,214
Gross profit	$36,996	$18,852	$—	$55,848
Depreciation and amortization	$11,941	$7,152	$—	$19,093
Total assets	836,595	433,069	$—	1,269,664
Long-lived assets (1)	67,223	42,966	$—	110,189

1.	Long-lived assets consists of plant, property and equipment as identified in “Note 6. Plant, Property, and Equipment”

Note 16. Related Parties

As of March 31, 2025, 1,000,000 Series A Preferred Stock and 18,877,500 Common Shares were held by Mariposa Acquisition IX, LLC (the “Founder Entity”). Sir Martin E. Franklin, Co-Chairman, is a beneficial owner and the manager of the Founder Entity and, as such, controls all the Founder Entity’s interests in the Company. Each of Robert A.E. Franklin, the Company’s Co-Chairman and James Lillie, a Director of the Company, hold or control a limited liability company interest in the Founder Entity and, as a result, may also be deemed to have a pecuniary interest in it. No dividends on the Series A Preferred Stock have been declared during the three months ended March 31, 2025.

During the three months ended March 31, 2025, the Company incurred advisory fees of $0.5 million that were paid to Mariposa Capital, LLC, an affiliate of the Company’s Co-Chairmen.

During the Predecessor period ended March 31, 2024, the Company was party to an agreement with American Securities, LLC, a related party at that time. The Company expensed $0.8 million included in “Selling, general, and administrative expenses” in relation to this agreement for the three months ended March 31, 2024. This agreement terminated at the closing of Acuren Acquisition.

Note 17. Supplemental Disclosures to Condensed Consolidated Statements of Cash Flows

Supplemental cash flow information and schedules of non-cash investing and financing activities for the periods indicated were as follows:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Supplemental disclosure of cash flow information
Interest paid	$14,332	$15,005
Income taxes paid	$6,172	$4,454
Supplemental disclosure of non-cash operating, investing, and financing activities:
Purchase of property and equipment accrued and not yet paid	$3,461	$3,038
Increase in lease assets in exchange for lease liabilities:
Operating leases	$2,450	$2,455
Finance leases	$3,461	$1,611

Note 18. Subsequent Events

On May 14, 2025, the Company entered into a definitive merger agreement (the “Merger Agreement”) with NV5 Global, Inc. (“NV5”), a global provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets. Under the terms of the Merger Agreement, the Company will acquire NV5 for approximately $1.7 billion, comprised of both cash and shares of Acuren common stock, as well as the assumption of NV5’s debt. Pursuant to the Merger Agreement, for each share of NV5 common stock, NV5 stockholders will receive $23.00 per share comprised of (i) $10.00 in cash and $13.00 in Acuren common stock. The actual number of shares of Acuren common stock to be issued at closing will be determined based on a floating exchange ratio calculated as $13 divided by the VWAP of Acuren common stock over the 10-trading-days prior to the closing, subject to a floor of $9.53 per share of Acuren common stock and a ceiling of $11.65 per share of Acuren common stock. The cash portion of the transaction will be funded by a fully committed $850.0 million term-loan facility and cash on hand.

The transaction is subject to approval by stockholders of both Acuren and NV5 and receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close in the second half of 2025. Under certain terms specified in the Merger Agreement, the Company or NV5 may terminate the agreement, and under certain circumstances, may be required to pay a termination fee to the other party.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

ASP Acuren is our predecessor. The following is a discussion of the results of operations of Acuren Corporation (Successor) for the three months ended March 31, 2025 compared to the results of operations of ASP Acuren (Predecessor) for the three months ended March 31, 2024. This discussion should be read in conjunction with the information contained in the unaudited Acuren Corporation condensed consolidated financial statements and the notes related thereto included elsewhere in this Quarterly Report. The tables below are presented in thousands except for percentages as well as share and per share amounts.

In this section, “we,” us,” “our” and “Acuren” refer to ASP Acuren Holdings, Inc. (Predecessor) for the three months ended March 31, 2024, and Acuren Corporation (Successor) for the three months ended March 31, 2025.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Quarterly Report contains “forward-looking statements”. These forward-looking statements are based on beliefs and assumptions as of the date such statements are made and are subject to risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “expect,” “anticipate,” “project,” “will,” “should,” “believe,” “intend,” “plan,” “estimate,” “potential,” “target,” “would,” and similar expressions, although not all forward-looking statements contain these identifying terms. These forward-looking statements are based on our current expectations and assumptions and on information currently available to management and include, among others, statements concerning our expectations regarding, as of the date such statements are made: (i) economic, industry and market conditions, including as a result of inflation, and trade and geopolitical conflicts, (ii) the sufficiency of our current sources of liquidity to fund our future liquidity requirements, our expectations regarding the types of future liquidity requirements and our expectations regarding the availability of future sources of liquidity, (iii) the cost of compliance with laws and regulations, (iv) the impact of legal claims and related contingencies, and (v) estimates and liabilities regarding accounting and tax matters.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including, among others, (i) economic conditions affecting the industries we serve, including the construction industry and the energy sector, as well as general economic conditions; (ii) adverse developments in the credit markets that could adversely affect funding of construction projects; (iii) the ability and willingness of customers to invest in infrastructure projects; (iv) a decline in demand for our services or for the products and services of our customers; (v) the fact that our revenues are derived primarily from contracts with durations of less than six months and the risk that customers will not renew or enter into new contracts; (vi) our ability to successfully acquire other businesses, successfully integrate acquired businesses into our operations and manage the risks and potential liabilities associated with those acquisitions; (vii) our ability to compete successfully in the industries and markets we serve; (viii) our ability to properly manage and accurately estimate costs associated with specific customer projects, in particular for arrangements with fixed price terms; (ix) increases in the cost, or reductions in the supply, of the materials we use in our business and for which we bear the risk of such increases; (x) the inherently dangerous nature of the services we provide and the risks of potential liability; (xi) the seasonality of our business and the impact of weather conditions; (xii) our ability to remediate any material weaknesses; (xiii) the impact of health, safety and environmental laws and regulations, and the costs associated with compliance with such laws and regulations; (xiv) our substantial level of indebtedness and the effect of restrictions on our operations set forth in the documents that govern such indebtedness; and (xv) our compliance with certain financial maintenance covenants in the documents governing our indebtedness and the effect on our liquidity of any failure to comply with such covenants.

Please see “Risk Factors” located in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2024 for a further discussion of these and other risks and uncertainties which could affect our future results. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. We undertake no obligation to revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events, except to the extent we are legally required to disclose certain matters in our SEC filings or otherwise.

Overview

We are a leading provider of critical asset integrity services. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated (often at customer locations) services in the industrial space and are focused on the recurring maintenance needs of our customers.

The work we do fits in the service category referred to as Testing, Inspection, Certification and Compliance (“TICC”). These activities include several Nondestructive Testing (“NDT”) techniques such as radiography, ultrasonic testing, magnetic particle inspection, penetrant testing, and visual inspection. NDT activities include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading RAT solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety. Our TICC services also include support from consulting engineers with in-lab destructive testing capabilities. Our highly specialized materials engineers support failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We have two operating and reportable segments which are the United States and Canada. We have operations in the United Kingdom that are not considered material and are included in the United States reportable segment. Each segment is representative of the operations incurred under the respective geographic territory. Both operating segments provide the same services to a similar base of customers.

Prior to the Domestication, until the Acuren Acquisition, we were incorporated with limited liability under the laws of the British Virgin Islands with ordinary shares (the “Ordinary Shares”) listed on the London Stock Exchange. Following the Domestication, our Common Stock began trading on the OTCQX Market on December 30, 2024. We voluntarily withdrew from trading on the OTCQX Market as of February 14, 2025 and began trading on the NYSE American on February 18, 2025.

Recent Developments

Merger with NV5

On May 14, 2025, we entered into the Merger Agreement with NV5. See “Note 18. Subsequent Events” of the Notes to our unaudited condensed Consolidated Financial Statements for further discussion.

Repricing of Term Loan

On January 31, 2025, the Company entered into the First Amendment to the Credit Agreement, pursuant to which, the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for SOFR. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, interest rate applicable on the Revolving Credit Facility remained the same. See “— Liquidity and Capital Resources — Credit Facilities” for more information.

Certain Factors and Trends Affecting Acuren’s Results of Operations

Summary of Acquisitions

In addition to the Acuren Acquisition, the Company completed other acquisitions during the periods presented that also affect the comparability of results of operations.

Economic, Industry and Market Factors

We may experience increased costs associated with the recent developments around tariffs between the United States, Canada, and the UK and will continue to monitor market conditions and respond accordingly. We also have observed some impact from inflationary pressures during 2024 and into 2025. Although we look to mitigate the impact of these pressures with a combination of cost management and price initiatives, there can be no guarantee that these initiatives will be successful. There has been no direct effect on our business from the Russian-Ukrainian or the Middle Eastern conflicts, although these conflicts may have an impact on certain end markets, results of operations or liquidity or in other ways which we cannot yet determine.

Description of Key Financial Statement Line Items

Service revenue

Service revenue is generated from Acuren’s engineers, scientists, technologists, technicians, and specialized craft trades performing inspections, testing, and related services for customers both in the field and in our laboratories. Service revenue is recognized by Acuren as services are performed for the customer. The vast majority of Acuren’s billing is on a time and materials basis.

Cost of revenue

Cost of revenue consists primarily of direct labor. Cost of revenue also includes materials and indirect costs, such as supplies, tools, facility costs, and depreciation of equipment related to our services as well as travel, per diem, and lodging costs. Labor costs are recognized as labor hours are incurred in delivering services.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of certain indirect costs of providing our services, employee compensation, information systems and technology costs, share-based compensation, amortization of intangibles, and facility related expenses.

Results of Operations

The comparability of our operating results for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor) was impacted by the Acuren Acquisition. In the discussion of our results of operations for these periods, we may quantitatively disclose the impacts of the Acuren Acquisition to the extent they remain ascertainable.

Comparison of the three months ended March 31, 2025 (Successor) to the three months ended March 31, 2024 (Predecessor)

The following table summarizes our results of operations for the periods indicated:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Service revenue	$234,215	$223,062
Cost of revenue	190,546	167,214
Gross profit	43,669	55,848
Selling, general and administrative expenses	52,458	41,854
Transaction costs	651	—
Income (loss) from operations	(9,440)	13,994
Interest expense, net	16,007	15,982
Other income, net	(1,119)	(7)
Loss before provision for income taxes	(24,328)	(1,981)
Provision (benefit) for income taxes	1,465	(710)
Net loss	$(25,793)	$(1,271)

Revenues

Service revenue was $234.2 million for the three months ended March 31, 2025 (Successor), an increase of $11.2 million, or 5.0%, compared to $223.1 million during the three months ended March 31, 2024 (Predecessor). This increase in service revenue was driven primarily by increases in transaction volumes with recurring customers and new sales in target markets partially offset by adverse weather events in the U.S.

Cost of revenue

Cost of revenue was $190.5 million for the three months ended March 31, 2025 (Successor), an increase of $23.3 million, or 14.0%, compared to $167.2 million during the three months ended March 31, 2024 (Predecessor). This increase was primarily driven by direct costs related to servicing the increased revenue base, as well as an increase in depreciation related to the Acuren Acquisition.

Gross profit

The following table presents gross profit and gross profit margin, defined as gross profit as a percentage of service revenues, for the three months ended March 31, 2025 (Successor) and March 31, 2024 (Predecessor):

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Service revenue	$234,215	$223,062
Gross profit	43,669	55,848
Gross profit margin	19%	25%

Acuren’s gross profit was $43.7 million for the three months ended March 31, 2025 (Successor), a decrease of $12.2 million, or 21.8%, compared to $55.8 million during the three months ended March 31, 2024 (Predecessor). The gross profit decrease is a result of adverse weather events during the first quarter of 2025 in the U.S as well as timing of turnarounds and projects and one-time higher margin projects in the first quarter of 2024 in Canada.

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses (“SG&A expenses”) and SG&A as a percentage of service revenues for the three months ended March 31, 2025 (Successor) compared to the three months ended March 31, 2024 (Predecessor):

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
SG&A expenses	$52,458	$41,854
SG&A expenses as a percentage of service revenue (%)	22.4%	18.8%

Acuren’s SG&A expenses were $52.5 million for the three months ended March 31, 2025 (Successor), an increase of $10.6 million, or 25.3%, compared to $41.9 million during the three months ended March 31, 2024 (Predecessor). The increase in SG&A expenses was driven primarily by increases in employee-related costs, as well as an increase in amortization expense on intangible assets related to the Acuren Acquisition.

Depreciation and Amortization Expense

Total depreciation expense for property, plant and equipment and amortization expense for intangibles were recognized as follows:

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024
Depreciation expense included in cost of revenue	$15,362	$9,061
Depreciation and amortization expense included in SG&A expenses	13,237	10,032
Total depreciation and amortization expense	$28,599	$19,093

Interest expense, net

Interest expense, net was approximately flat at $16.0 million for the three months ended March 31, 2025 (Successor) and the three months ended March 31, 2024 (Predecessor) as a result of lower effective interest rates offset by higher outstanding indebtedness. Amortization of deferred issuance costs included within interest expense, net for the three months ended March 31, 2025 (Successor) and for the three months ended March 31, 2024 (Predecessor) was $0.8 million and $1.0 million, respectively.

Provision for income taxes

Acuren recorded a provision for income taxes of $1.5 million and a benefit of $0.7 million for the three months ended March 31, 2025 (Successor) and 2024 (Predecessor), respectively. The tax expense for the three months ended March 31, 2025 (Successor) was primarily driven by the valuation allowance against our deferred tax assets. See “Note 13. Income Taxes” for further discussion.

The Organization for Economic Co-operation and Development has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as “Pillar 2”), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted the legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We are continuing to evaluate and monitor the impact of Pillar 2. To date, Pillar 2 has not had a material impact on the effective tax rate or the condensed consolidated financial statements.

Operating Segment Results

Comparison of the three months ended March 31, 2025 (Successor) to the three months ended March 31, 2024 (Predecessor)

Service Revenue

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$147,690	$143,304	$4,386	3%
Canada	86,972	80,155	6,817	9%
Corporate and Eliminations	(447)	(397)	(50)	13%
	$234,215	$223,062	$11,153	5%

Cost of Revenue

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$119,596	$106,308	$13,288	12%
Canada	71,397	61,303	10,094	16%
Corporate and Eliminations	(447)	(397)	(50)	13%
	$190,546	$167,214	$23,332	14%

Gross Profit

	Three Months Ended March 31,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$28,094	$36,996	$(8,902)	(24)%
Canada	15,575	18,852	(3,277)	(17)%
	$43,669	$55,848	$(12,179)	(22)%

United States

United States service revenues was $147.7 million for the three months ended March 31, 2025 (Successor), an increase of $4.4 million, or 3.1%, compared to $143.3 million during the three months ended March 31, 2024 (Predecessor). The increase was driven by increases in transaction volumes with recurring customers and new sales in target markets partly offset by adverse weather events in the early part of the first quarter of 2025.

Segment gross profit was $28.1 million for the three months ended March 31, 2025 (Successor), a decrease of $8.9 million, or 24%, compared to $37.0 million during the three months ended March 31, 2024 (Predecessor). The decrease primarily resulted from adverse weather events as well as higher margin projects in the first quarter of 2024.

Canada

Canada service revenue was $87.0 million for the three months ended March 31, 2025 (Successor), an increase of $6.8 million, or 8.5%, compared to $80.2 million during the three months ended March 31, 2024 (Predecessor). The growth in service revenue was driven primarily by growth in volumes with existing recurring customers.

Segment gross profit was $15.6 million for the three months ended March 31, 2025 (Successor), a decrease of $3.3 million, or 17.4%, compared to $18.9 million during the three months ended March 31, 2024 (Predecessor). The decrease was primarily driven by timing of turnarounds and projects as well as one-time higher margin projects in the first quarter of 2024.

Liquidity and Capital Resources

Overview

Overall, we believe that available cash and cash equivalents, cash flows generated from future operations, access to capital markets, and availability under the Revolving Credit Facility are sufficient to fund our operations, service our indebtedness, and maintain compliance with our debt covenants. Our uses of available cash, borrowing capacity, cash flows from operations and financing arrangements are used to invest in capital expenditures to support our growth, repay debt maturities as they become due, and complete integration activities. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to execute and integrate strategic acquisitions. In addition, we will use available cash, borrowing capacity, and cash flows from operations to fund our operating leases, finance leases, debt repayments and various other obligations as they arise.

Credit Facilities

Successor Period

We have a $775.0 million seven-year senior secured Term Loan under the Term Loan Facility and a $75.0 million five-year senior secured revolving credit facility, of which up to $20.0 million can be used for the issuance of letters of credit. As of March 31, 2025 (Successor), we had $771.1 million of indebtedness outstanding under the Term Loan and no amounts outstanding under the Revolving Credit Facility. For discussion of the First Amendment to our Credit Agreement, see “Note 11. Debt”.

For discussion of the covenants contained in the Credit Agreement governing our Revolving Credit Facility, see “Note 11. Debt” of the Notes to our unaudited condensed Consolidated Financial Statements. As of March 31, 2025 (Successor), we were in compliance with these covenants.

Predecessor Period

ASP Acuren entered into a credit agreement on December 20, 2019, as amended (the “2019 Credit Agreement”) that provided for a term loan and a revolving credit facility of $715.0 million and $75.0 million, respectively. In connection with the Acuren Acquisition on July 30, 2024, the 2019 Credit Agreement was repaid in full.

Cash Flows

The following table summarizes net cash flows with respect to Acuren’s operating, investing, and financing activities for the periods indicated:

	Three Months Ended March 31,
Cash flows provided by (used in):	Successor 2025	Predecessor 2024
Operating activities	$32,792	$20,922
Investing activities	(12,213)	(34,361)
Financing activities	(5,605)	15,701
Effect of exchange rate on cash	1,631	549
Net change in cash and cash equivalents	$16,605	$2,811

Cash flows attributable to our operating activities

Net cash provided by operating activities for the three months ended March 31, 2025 (Successor) was $32.8 million, an increase of $11.9 million compared to cash provided by operating activities of $20.9 million in the three months ended March 31, 2024 (Predecessor). The change in cash used in operating activities was primarily driven by positive changes in operating assets and liabilities partially offset by an increase in net loss.

Cash flows attributable to our investing activities

For the three months ended March 31, 2025 (Successor), net cash used in investing activities was $12.2 million, a decrease of $22.1 million compared to net cash used in investing activities of $34.4 million for the three months ended March 31, 2024 (Predecessor) as a result of less cash used in acquisitions.

Cash flows attributable to our financing activities

For the three months ended March 31, 2025 (Successor), net cash used in financing activities was $5.6 million, consisting primarily of payments on the term loan, as well as principal payments on finance leases and payments on debt issuance costs.

For the three months ended March 31, 2024 (Predecessor), net cash provided by financing activities was $15.7 million, consisting primarily of borrowings under the 2019 Credit Agreement, partially offset by principal payments on finance leases and payments of debt issuance costs.

Effect of exchange rate changes on cash and cash equivalents

For the three months ended March 31, 2025 (Successor) and three months ended March 31, 2024 (Predecessor), the effect of foreign exchange rate changes on cash was $1.6 million and $0.5 million, respectively. The impact of exchange rates on cash and cash equivalents is primarily attributable to fluctuations in the U.S. Dollar exchange rate against the Canadian Dollar.

Off-Balance Sheet Arrangements

During the three months ended March 31, 2025 (Successor) or the three months ended March 31, 2024 (Predecessor), we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Pronouncements

See “Note 1. Description of Business and Basis of Presentation” of the Notes to our unaudited condensed Consolidated Financial Statements for disclosures regarding recently issued accounting pronouncements and the critical accounting policies related to our business.

Critical Accounting Estimates

There have been no significant changes to our critical accounting policies and estimates from the information provided in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in the 2024 Annual Report.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

There have been no significant changes to our quantitative and qualitative disclosures about market risk as discussed in Part II, Item 7A “Quantitative and Qualitative Disclosures About Market Risk,” included in the 2024 Annual Report.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating such controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As required by Rule 13a-15(b) of the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective at March 31, 2025, due to the material weaknesses in internal control over financial reporting described below, which were previously disclosed in our 2024 Annual Report.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As indicated above, we identified material weaknesses in our internal control over financial reporting and concluded that we had not designed and maintained an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. This material weakness contributed to the following two additional material weaknesses:

●	we did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures; further, we did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in the misstatement of our provision (benefit) for income taxes and deferred tax liabilities and related financial statement disclosures which resulted in the restatement of our financial statements for the predecessor period from January 1, 2024 to July 29, 2024. These material weaknesses also resulted in immaterial audit adjustments to our current and previously issued consolidated financial statements in the following financial statement line items: Accounts receivable; Accounts payable; Accrued expenses and other current liabilities; Deferred tax liabilities; Lease obligations; Service revenue; Cost of revenue; Selling, general and administrative expenses; and Interest expense. Additionally, these material weaknesses could result in a misstatement of substantially all of the Company’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

●	we did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

○	User access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel;

○	Program change management controls to ensure that information technology program and data changes are identified, tested, authorized, and implemented appropriately;

○	Computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and

○	Program development controls to ensure that new software development is tested, authorized and implemented appropriately.

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Management is in the process of developing a remediation plan for the material weaknesses that have been identified. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings.

From information on legal proceedings, see Note 14. Commitments and Contingencies included in this Quarterly Report.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties. There have been no material changes in our risk factors from those previously disclosed in Part 1, Item 1A, “Risk Factors” in our 2024 Annual Report on Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

(b) 10b5-1 Trading Plans

During the three months ended March 31, 2025, none of our officers (as defined in Rule 16a-1(f) of the Exchange Act) or directors adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(d) of Regulation S-K.

Item 6. Exhibits

Exhibit Number	Description
10.15	First Amendment to Credit Agreement, dated January 31, 2025, by and among Acuren Delaware Holdco, Inc., as the initial borrower, Acuren Holdings, Inc., as a borrower, Acuren Corporation, as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on January 31, 2025).
31.1*	Certification by Talman Pizzey, Chief Executive Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by Kristin Schultes, Chief Financial Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications by Talman Pizzey, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certifications by Kristin Schultes, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Lable Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUREN CORPORATION

Name	Title	Date

/s/ Talman Pizzey	Chief Executive Officer and Director	May 15, 2025
Talman Pizzey	(duly authorized officer)

/s/ Kristin Schultes	Chief Financial Officer	May 15, 2025
Kristin Schultes	(principal financial officer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 13, 2025

Date of Report (date of earliest event reported)

Acuren Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-42524	66-1076867
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

14434 Medical Complex Drive, Suite 100

Tomball, Texas 77377

(Address of principal executive offices and zip code)

(800) 218-7450

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02 Results of Operations and Financial Condition.

On May 15, 2025, Acuren Corporation (the “Company”) issued a press release announcing its financial results for the three months ended March 31, 2025. A copy of the press release is furnished as Exhibit 99.1.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 13, 2025, the Board of Directors of the Company approved the voluntary delisting of its common stock (the “Common Stock”) from the NYSE American LLC (“NYSE American”) in order to transfer the listing to the New York Stock Exchange (“NYSE”).

Accordingly, the Company provided written notice to the NYSE American that the Company expects to voluntarily cease trading its Common Stock on the NYSE American, effective May 16, 2025, and intends to transfer its listing to the NYSE to commence trading on May 19, 2025. The Common Stock has been approved for listing on the NYSE and will continue to trade under the symbol “TIC”.

Item 7.01 Regulation FD Disclosure.

On May 14, 2025, the Company issued a press release announcing (i) its delisting from the NYSE American and (ii) its subsequent listing on the New York Stock Exchange. A copy of the press release is furnished as Exhibit 99.2.

The information furnished under this Item 2.02 and 7.01 of this Current Report on Form 8-K, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in any such filing, unless the Company expressly sets forth in such filing that such information is to be considered "filed" or incorporated by reference therein.

Item 9.01 - Financial Statements and Exhibits

(d): The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release Issued by Acuren Corporation on May 15, 2025
99.2	Press Release Issued by Acuren Corporation on May 14, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Acuren Corporation

Date: May 15, 2025	By:	/s/ Kristin Schultes
	Name:	Kristin Schultes
	Title:	Chief Financial Officer

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 14, 2025

Date of Report (date of earliest event reported)

Acuren Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-42524	66-1076867
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

14434 Medical Complex Drive, Suite 100

Tomball, Texas 77377

(Address of principal executive offices and zip code)

(800) 218-7450

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On May 14, 2025, Acuren Corporation, a Delaware corporation (“Acuren”), Ryder Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub I”), Ryder Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acuren (“Merger Sub II”), and NV5 Global, Inc., a Delaware corporation (“NV5”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

The Merger Agreement, among other things, provides for the combination of NV5 and Acuren through (i) the merger of Merger Sub I with and into NV5 (the “First Merger”), with NV5 continuing its existence as the surviving corporation following the First Merger (the “Initial Surviving Corporation”) as a wholly owned subsidiary of Acuren, and (ii) the subsequent merger of the Initial Surviving Corporation with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing its existence as the surviving corporation and a wholly owned subsidiary of Acuren (the “Final Surviving Corporation”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement. The transactions contemplated by the Merger Agreement, including the Mergers, are referred to herein as the “Transactions”.

The board of directors of Acuren (the “Acuren Board”), acting upon the recommendation of a transaction committee comprised of independent directors, unanimously (i) approved and declared advisable the Merger Agreement, the issuance of shares of common stock, par value $0.0001 per share, of Acuren (“Acuren Common Stock” and such issuance, the “Acuren Stock Issuance”) and the consummation of the Transactions, (ii) determined that the terms of the Merger Agreement, the Mergers, the Acuren Stock Issuance and the other Transactions are fair to, and in the best interests of, Acuren and the holders of Acuren Common Stock, and (iii) recommended that the holders of Acuren Common Stock approve the Acuren Stock Issuance.

Merger Consideration

Pursuant to the Merger Agreement, all of the issued and outstanding common stock of NV5, par value $0.01 per share (“NV5 Common Stock”) will be exchanged for the right to receive (A) a number of validly issued shares of Acuren Common Stock equal to the Exchange Ratio (as defined below) (the “Per-Share Share Consideration”); and (B) ten dollars ($10.00) in cash, without interest (the “Per-Share Cash Amount” and, together with the Per-Share Share Consideration, the “Merger Consideration”).

The Exchange Ratio means the quotient obtained by dividing (i) thirteen dollars ($13.00) by (ii) the volume weighted average price of the Acuren Common Stock for the ten (10) full consecutive trading days ending on and including the business day prior to the Closing (the “Acuren Closing VWAP” and such quotient, the “Exchange Ratio”); provided, however, that (i) if the Acuren Closing VWAP is greater than or equal to $11.65, then the Exchange Ratio shall be equal to 1.1157 shares of Acuren Common Stock or (ii) if the Acuren Closing VWAP is less than or equal to $9.53, then the Exchange Ratio shall be equal to 1.3636 shares of Acuren Common Stock.

Treatment of Capital Stock

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), by virtue of the First Merger and without any action by any Person:

(i)	each share of NV5 Common Stock issued and outstanding immediately prior to the First Effective Time, other than the Excluded Shares and Appraisal Shares (each as defined below), will be automatically converted into the right to receive the Merger Consideration;

(ii)	each share of NV5 Common Stock, that is owned by any of Acuren, Merger Sub I, Merger Sub II or NV5 (including shares held as treasury stock or otherwise) or any of their respective subsidiaries immediately prior to the First Effective Time (collectively, the “Excluded Shares”) will be automatically cancelled and cease to exist and no consideration will be delivered in exchange for such shares of NV5 Common Stock; and

1

(iii)	each share of NV5 Common Stock that is outstanding immediately prior to the First Effective Time and that is held by any Person who is entitled to demand and properly demands appraisal of such share of NV5 Common Stock in accordance, and who complies in all respects, with Section 262 of the Delaware General Corporation Law (“Section 262”) (each such share, an “Appraisal Share”) will be automatically cancelled and cease to exist and each holder of an Appraisal Share shall cease to have any rights with respect thereto, except the right to appraisal of the fair value of such Appraisal Share in accordance with Section 262.

Treatment of NV5 Equity Awards

Additionally, pursuant to the Merger Agreement, at the First Effective Time, by virtue of the First Merger and without any action by any Person, each restricted stock award granted pursuant to NV5’s 2023 Equity Incentive Plan (the “NV5 Equity Plan”) that is outstanding immediately prior to the First Effective Time (each, a “NV5 RSA Award”) that remains unvested as of such time (other than the NV5 Executive RSA Awards (as defined below)) will, effective as of the First Effective Time, be cancelled and replaced with a grant by Acuren of a restricted stock award (a “Replacement RSA Award”), on similar terms and conditions as were applicable to such NV5 RSA Award immediately prior to the First Effective Time (including the vesting schedule). The number of shares of Acuren Common Stock subject to a Replacement RSA Award will be determined by multiplying the number of shares of NV5 Common Stock underlying the applicable NV5 RSA Award immediately prior to the First Effective Time by the sum of (i) the Exchange Ratio, plus (ii) the quotient obtained by dividing (x) the Per-Share Cash Amount by (y) the Acuren Closing VWAP, rounding to the nearest whole number of shares.

Under the terms of the Merger Agreement, (i) each NV5 restricted stock unit award held by any non-employee member of the board of directors of NV5 (the “NV5 Board”) and (ii) each NV5 RSA Award granted to certain NV5 executives (the “NV5 Executive RSA Awards”; together with the NV5 restricted stock unit awards referred to in clause (i), collectively, the “NV5 Executive RSAs”) that are outstanding immediately prior to the First Effective Time that remain unvested at such time will automatically vest in full immediately prior to the First Effective Time and, immediately thereafter, each share of NV5 Common Stock subject thereto will be automatically converted into the right to receive the Merger Consideration, less applicable tax withholdings.

Governance

The Merger Agreement provides that: (i) as of the First Effective Time, (A) each member of the NV5 Board will resign from office, effective as of the First Effective Time, and appoint each director of Merger Sub I immediately prior thereto as a director of the Initial Surviving Corporation, and (B) except as may be determined by Acuren prior to the closing of the Transactions (the “Closing”), each officer of NV5 immediately prior to the First Effective Time will continue to serve in his or her respective office as an officer of the Initial Surviving Corporation; and (ii) as of the Second Effective Time, (A) each member of the Merger Sub II board of directors will continue as a director of the Final Surviving Corporation and (B) except as may be determined by Acuren prior to the Closing, each officer of Merger Sub II immediately prior thereto will continue to serve in his or her respective office as an officer of the Final Surviving Corporation.

Under the terms of the Merger Agreement, prior to, and conditioned upon the occurrence of, the Second Effective Time, Acuren will take all actions necessary to increase the size of the Acuren Board to add three members designated by NV5 (the “NV5 Designees”). It is currently anticipated that the Acuren Board as of the Second Effective Time will consist of eleven members to consist of: (i) the current directors of Acuren; and (ii) the NV5 Designees, who will be (A) Dickerson C. Wright, the Executive Chairman of NV5, (B) one NV5 Designee who is reasonably acceptable to Acuren, and (C) one NV5 Designee who is reasonably acceptable to Acuren and independent of both NV5 and Acuren.

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Conditions to the Merger

The Closing is subject to certain customary conditions, including, among others, (i) the receipt of the required approvals from each of Acuren’s stockholders and NV5’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of all required consents under applicable antitrust or foreign investment clearance laws to consummate the Transactions (the “Regulatory Clearance”), (iii) the absence of any law or other legal restraint prohibiting the consummation of the Mergers, the Acuren Stock Issuance or the other Transactions, (iv) the effectiveness of the registration statement on Form S-4 for the registration of the Acuren Stock Issuance which will include as a part thereof, a joint proxy statement relating to matters submitted to each of the holders of NV5 Common Stock and Acuren Common Stock (such registration statement, together with the joint proxy statement, the “Registration Statement”), and (v) the authorization for listing of the Acuren Common Stock issuable pursuant to the Merger Agreement on the NYSE. In addition, the obligation of NV5 to consummate the Mergers is conditioned upon the receipt of a written opinion of Acuren’s counsel regarding the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement, the other party not having experienced a material adverse effect that is continuing and the receipt of an officer’s certificate from the other party to such effect.

Go-Shop Period/No-Shop Restrictions

The Merger Agreement contains a “go-shop” provision in favor of NV5, pursuant to which during the period (the “Go-Shop Period”) beginning on the date of the Merger Agreement and continuing until 11:59 p.m. on July 14, 2025, NV5 and its representatives may, among other things, solicit alternative acquisition proposals, furnish information to, and participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals. Beginning on the date following the expiration of the Go-Shop Period and continuing until the earlier to occur of the valid termination of the Merger Agreement pursuant to its terms and the consummation of the Mergers, NV5 will become subject to customary “no shop” restrictions on its and its representatives’ ability to, among other things, solicit alternative acquisition proposals, to furnish information to, and to participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision that allows NV5, under certain specified circumstances, to furnish information to, and participate in discussions or negotiations with, third parties with respect to an alternative acquisition proposal if the NV5 Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative acquisition proposal either (i) constitutes a NV5 Superior Proposal or (ii) would reasonably be expected to lead to a NV5 Superior Proposal. There can be no assurance that this “go-shop” process will or will not result in a superior proposal, and Acuren does not intend to disclose related developments unless and until it determines that such disclosure is appropriate or otherwise required.

In addition, the Merger Agreement prohibits Acuren from soliciting, engaging in discussions concerning, or providing nonpublic information regarding Acuren in connection with an Acuren alternative acquisition proposal until the earlier of the First Effective Time and the termination of the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

Termination Rights

The Merger Agreement contains certain termination rights for both Acuren and NV5, including, among others, (i) by either Acuren or NV5 if a final non-appealable governmental order has been issued prohibiting the Mergers, (ii) by either Acuren or NV5 if the Mergers shall not have been consummated by 5:00 p.m. on October 3, 2025, provided that if all conditions other than the Regulatory Clearance have been satisfied, this date will automatically be extended to November 3, 2025, (iii) by either Acuren or NV5 if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement subject to certain conditions, (iv) by either Acuren or NV5, if the requisite NV5 and Acuren stockholder approval, respectively, shall not have been obtained upon a vote at a duly held stockholder meeting, (v) by either Acuren or NV5 if the other party’s board of directors changes its recommendation with respect to the Transactions prior to, but not after, the time stockholder approval is obtained, or (vi) by NV5, if Acuren has not obtained debt financing and consummated the Closing within five business days following NV5’s confirmation in writing to Acuren that certain Acuren conditions to Closing have been satisfied or waived.

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In addition, NV5 may terminate the Merger Agreement, prior to, but not after, the time the NV5 stockholder approval is obtained, if (i) NV5 has received a NV5 Superior Proposal and (ii) the NV5 Board has authorized NV5 to enter into an agreement regarding a NV5 alternative acquisition proposal to consummate the transaction contemplated by such NV5 Superior Proposal in compliance in all material respects with the no-shop provisions set forth in the Merger Agreement; provided that such termination will not be effective unless NV5 has paid, or caused to be paid, to Acuren the Termination Fee (as defined below) prior to or concurrently with such termination.

In addition, if the Merger Agreement is terminated in certain circumstances, Acuren or NV5 would be required to pay the other party a termination fee of approximately $48.6 million (the “Termination Fee”), including but not limited to the following circumstances:

●	If the Merger Agreement is terminated (i) by Acuren pursuant to the NV5 Board’s Change of Recommendation, or (ii) by NV5 because NV5 has received a superior proposal and the NV5 Board has authorized NV5 to enter into an agreement regarding a NV5 alternative acquisition proposal, then NV5 would be required to pay Acuren the Termination Fee, provided, that if NV5 enters into an agreement regarding a NV5 alternative acquisition proposal with (a) any Person at any time prior to the expiration of the NV5 Go-Shop Period or (b) any Excluded Party within five business days following the expiration of the NV5 Go-Shop Period, the termination fee shall equal approximately $24.3 million.

●	If NV5 terminates the Merger Agreement pursuant to (i) the Acuren Board’s Change of Recommendation or (ii) Acuren’s failure to obtain the debt financing by the fifth business day following NV5’s confirmation in writing to Acuren that certain Acuren closing conditions have been satisfied or waived, then Acuren will be required to pay NV5 the Termination Fee.

●	If (i) the Merger Agreement is terminated by the other party because (a) the required stockholder approval of each party’s respective stockholders is not obtained, and (b) an alternative acquisition proposal by either NV5 or Acuren shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the NV5 Special Meeting or Acuren Special Meeting and (ii) within twelve months after the date of such termination, NV5 or Acuren enters into a definitive agreement with respect to an alternative acquisition proposal (or publicly approves or recommends to the NV5 stockholders or Acuren stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an alternative acquisition proposal) or consummates a NV5 alternative acquisition proposal or an Acuren alternative acquisition proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of NV5 Alternative Acquisition Proposal and Acuren Alternative Acquisition Proposal in the Merger Agreement being replaced with “50%”), then NV5 would be required to pay Acuren the Termination Fee in the case of a NV5 alternative acquisition proposal and Acuren would be required to pay NV5 the Termination Fee in the case of an Acuren alternative acquisition proposal.

Other Terms of the Merger Agreement

Acuren and NV5 each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the First Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in their entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Acuren, NV5 or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Acuren, NV5 or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Acuren. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Acuren or NV5 and their respective subsidiaries that Acuren includes in reports, statements and other filings it makes with the SEC.

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Voting Support Agreements

In connection with the execution of the Merger Agreement, on May 14, 2025, Acuren entered into voting support agreements (the “NV5 Voting Agreements”) with each of Dickerson Wright and Cercano Management LLC (collectively, the “Supporting Stockholders”), under which the Supporting Stockholders agreed, among other things, to vote, or cause to be voted, all of the shares of NV5 Common Stock beneficially owned by such Supporting Stockholder in favor of the adoption of the Merger Agreement and/or against a NV5 alternative acquisition proposal, subject to certain conditions. As of the date of the Merger Agreement, the Supporting Stockholders collectively held approximately 16.7% of the total voting power of the outstanding shares of NV5 Common Stock. The NV5 Voting Agreements also contain restrictions on, among other things, the transfer of shares of NV5 Common Stock held by the Supporting Stockholders.

In addition, each NV5 Voting Agreement will automatically terminate, without notice or action by any parties, upon the earlier of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any waiver of NV5’s rights under the Merger Agreement is granted without the prior written consent of the applicable Supporting Stockholder, and such waiver (a) diminishes the per share Merger Consideration or (b) changes the form in which the per share Merger Consideration is payable to NV5’s stockholders, (iv) in the event that the per share Merger Consideration as of the date of the NV5 special meeting would have a value less than the per share Merger Consideration value as of the date of signing of the Merger Agreement, and (v) as mutually agreed by Acuren and the applicable Supporting Stockholder.

The foregoing summary of the NV5 Voting Agreements does not purport to be complete and is subject to, and qualified in their entirety by, the full text of the NV5 Voting Agreements a form of, which is attached hereto as exhibit 10.1 and incorporated herein by reference.

In connection with the execution of the Merger Agreement, also on May 14, 2025, each of Mariposa Acquisition IX, LLC and certain entities managed by Viking Global Investors LP, stockholders of Acuren collectively holding approximately 44.7% of Acuren Common Stock, have entered into voting support agreements with NV5 (the “Acuren Voting Agreements”) with respect to the voting of Acuren Common Stock. The Acuren Voting Agreements also contain restrictions on, among other things, the transfer of shares of Acuren Common Stock held by such Acuren stockholders. In certain circumstances, each Acuren Voting Agreement pursuant to their respective terms will automatically terminate, without notice or action by any parties.

Financing of the Merger

Concurrently with the entry into the Merger Agreement, Acuren entered into a debt commitment letter (the “Debt Commitment Letter”), pursuant to which certain financial institutions (the “Lenders”) have committed to provide Acuren with debt financing in an aggregate principal amount of $875.0 million (subject to conditions set forth in the Debt Commitment Letter) which such debt financing is expected to consist of an additional (i) $850.0 million senior secured incremental term facility and (ii) $25.0 million senior secured incremental revolving facility, under Acuren’s existing credit agreement. The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to certain customary conditions, including (i) the execution and delivery of definitive documentation with respect to such financing in accordance with the Debt Commitment Letter and (ii) the consummation of the Mergers in all material respects in accordance with the terms and conditions of the Merger Agreement.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information

In connection with the Transactions, NV5 and Acuren intend to file materials with the SEC, including the Registration Statement that will include a joint proxy statement/prospectus of NV5 and Acuren. After the Registration Statement is declared effective by the SEC, NV5 and Acuren intend to mail a definitive proxy statement/prospectus to the stockholders of NV5 and the stockholders of Acuren. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that NV5 or Acuren may file with the SEC and send to NV5’s stockholders and/or Acuren’s stockholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF NV5 AND ACUREN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY NV5 AND ACUREN WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NV5, ACUREN, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by NV5 and Acuren with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by NV5 will be available free of charge from NV5’s website at www.nv5.com under the “Investor Relations” tab or by contacting NV5’s Investor Relations Department ir@NV5.com, or by calling (954) 637-8048. Copies of documents filed with the SEC by Acuren will be available free of charge from Acuren’s website at www.acuren.com under the “Investor Relations” tab or by contacting Acuren’s Investor Relations Department at IR@acuren.com.

Participants in the Solicitation

NV5, Acuren and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NV5’s stockholders and Acuren’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of Acuren is included in its Annual Report on Form 10-K filed with the SEC on March 27, 2025. Information regarding the executive officers and directors of NV5 is included in its amendment to its Annual Report on Form 10-K/A filed with the SEC on April 28, 2025. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding NV5’s or Acuren’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding NV5’s and Acuren’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

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These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of NV5 may not approve the Merger Agreement or stockholders of Acuren may not approve the issuance of new shares of Acuren Common Stock in the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of NV5 and Acuren; the effects of the business combination of NV5 and Acuren, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; risks related to the demand for Acuren and NV5’s services; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, industry conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in NV5’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, which is on file with the SEC and available from NV5’s website at www.nv5.com under the “Investor Relations” tab, and in other documents NV5 files with the SEC; and in Acuren’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC and available from Acuren’s website at www.acuren.com under the “Investor Relations” tab, and in other documents Acuren files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither NV5 nor Acuren assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 7.01 Regulation FD

NV5 and Acuren issued a press release on May 15, 2025, announcing the entry into the Merger Agreement, which is furnished hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. NV5 and Acuren also will issue an investor presentation regarding the Transactions, a copy of which is furnished hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated May 14, 2025.

10.1*	Form of Voting Support Agreement.

99.1	Joint Press Release, dated May 15, 2025.

99.2	Investor Presentation, dated May 15, 2025.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

*	Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Acuren agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Acuren Corporation

Date: May 15, 2025	By:	/s/ Kristin Schultes
	Name:	Kristin Schultes
	Title:	Chief Financial Officer

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